VANTAGE DRILLING COMPANY

Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman KY1-1104, Cayman Islands

(345) 949-8066

                                                                                                                                                May 22, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:	H. Roger Schwall
Assistant Director

Re:	Vantage Drilling Company (the “Registrant”)
Registration Statement on Form S-4, as amended
SEC File No. 333-147797

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:30 p.m. EST on Thursday, May 22, 2008, or as soon as thereafter practicable.

                Please note that we acknowledge the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Chris Celano
Chris Celano
General Counsel